Quinn P. Williams

Tel 602.445.8344

Fax 602.445.8647

WilliamsQ@gtlaw.com

April 17, 2015

VIA UPS AND THE EDGAR SYSTEM

United States Securities Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:    Iveda Solutions, Inc.

   Registration Statement on Form S-1

   Filed March 16, 2015

   File No. 333-202787

Dear Mr. Crispino:

On behalf of Iveda Solutions, Inc., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of the Company’s Registration Statement on Form S-1 (File No. 333-202787) (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2015, in connection with the registration for resale of up to 17,949,841 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).  We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated April 9, 2015.  In connection with these responses, the Company is filing an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.  To further facilitate the Staff’s review, the enclosed courtesy copies of Amendment No. 1 are marked to show the revisions against the Registration Statement filed via EDGAR on March 16, 2015.

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General

1.	Staff Comment: We note that you are registering the offer and resale of 17,949,841 shares of common stock to be issued upon conversion of outstanding preferred stock and warrants. Non-affiliates of the company appear to hold 11,735,205 shares of your common stock. Based on the number of shares being registered relative to the number of shares of common stock held by non-affiliates it appears that the purported secondary offering by these persons may be a primary offering under Rule 415(a)(1)(x) of the Securities Act and that they are distributing the securities on the company’s behalf. As such, please revise to clearly identify these persons as underwriters in the prospectus. In addition since you are not eligible to rely on Rule 415(a)(1)(x) of Regulation C, the offering by the underwriters must be conducted at a fixed price for the duration of the offering. See Rule 415(a)(4). Please revise accordingly. Alternatively, provide a detailed analysis as to why the offering of these shareholders’ shares should not be characterized as a primary offering with them acting as underwriters. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website.

Company Response: For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and not an indirect primary offering in which the Selling Stockholders would be deemed “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

2013 Debenture Private Placement, Amendment, and Subsequent Conversion

Pursuant to a Subscription Agreement (the “Subscription Agreement”), between December 12, 2013 and June 30, 2014, the Company completed a private offering with a group of accredited investors (the “2013 Investors”) in which it sold debentures (the “2013 Debentures”) together with warrants (the “2013 Warrants”) for total net proceeds of $3,600,000 (the “2013 Debenture Private Placement”).

Each 2013 Debenture bore interest at 9.5% per annum, accruing monthly, and could be converted at the option of the holder, at any time, into shares of Common Stock at a conversion price of $1.50 per share, subject to certain adjustments. Each 2013 Debenture was exercisable for a period of three years from the original issuance date. The first interest payment became due six months from the original issuance date and continued to be payable monthly, unless the Company elected to roll the accrued interest into the principal amount. On the maturity date, the Company was required to pay to the holders of the 2013 Debentures the outstanding principal amount together with any accrued but unpaid interest owed on the 2013 Debenture, either in cash or by converting the amount owed into shares of Common Stock using a conversion price of $1.50 per share.

Each 2013 Investor also received a 2013 Warrant to purchase the number of shares of Common Stock equal to 15% of the face value of such investor’s 2013 Debenture divided by the exercise price of $1.65 per share, which is subject to adjustment upon certain events, such as stock splits, combinations, dividends, distributions, reclassifications, mergers, or other corporate change. The 2013 Warrants are exercisable for a period of five years from the original issuance date. The Company issued 2013 Warrants having the right to acquire, in the aggregate, 327,273 shares of Common Stock, which, if exercised, will provide the Company with gross proceeds of approximately $245,455, based on the adjusted exercise price of $0.75 per share.

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In connection with the 2013 Debenture Private Placement, the Company also issued warrants to purchase 199,243 shares of Common Stock to Source Capital, Inc., the placement agent, as compensation for its services (the “2013 Debenture Placement Warrants”). The 2013 Debenture Placement Warrants are exercisable for a period of four years at an exercise price of $1.65 per share of Common Stock. If exercised, the 2013 Debenture Placement Warrants will provide the Company with gross proceeds of approximately $149,432, based on the adjusted exercise price of $0.75 per share.

Effective December 1, 2014, the Company entered into a Debenture and Warrant Amendment (the “Debenture and Warrant Amendment”) with all of the 2013 Investors. As a result of the Debenture and Warrant Amendment, on December 9, 2014, each 2013 Debenture automatically converted into shares of the Company’s Series A Preferred Stock at a conversion price of $1.00 per share, and any accrued but unpaid interest on the 2013 Debentures was carried forward as an accrued dividend on the Series A Preferred Stock. The Company also amended the terms of the 2013 Warrants to reduce the exercise price from $1.65 per share of Common Stock to $1.00 per share of Common Stock. The exercise price of the 2013 Warrants was adjusted again to $0.75 per share as a function of the anti-dilution provisions applied to the sale of Series B Preferred Stock as described below. As inducement to enter into the Debenture and Warrant Amendment, the Company issued to the 2013 Investors additional warrants (the “Inducement Warrants”) to purchase an aggregate of 218,165 shares of Common Stock at an exercise price of $1.00 per share, which exercise price has been adjusted to $0.75 per share as a function of the anti-dilution provisions applied to the sale of Series B Preferred Stock. If exercised, the Inducement Warrants will provide the Company with gross proceeds of approximately $163,623. Each 2013 Investor received an Inducement Warrant to acquire the number of shares of Common Stock equal to 66.67% of the number of shares issuable under such investor’s 2013 Warrant, which is exercisable for a period of five years. Pursuant to the Debenture and Warrant Amendment, the Company issued an aggregate of 3,600,000 shares of Series A Preferred Stock in exchange for the cancellation of the 2013 Debentures, based on the conversion rate of $1.00 per share. The conversion price adjusted to $0.97 per share as of January 23, 2015, as a function of the anti-dilution provisions applied to the sale of the Series B Preferred Stock. The Company did not receive any proceeds from the conversion.

In October and November 2014, the Company sold additional debentures having the same terms as those in the 2013 Debenture Private Placement. In connection with the Debenture and Warrant Amendment, the Company entered into a Debenture Conversion Agreement with the additional debenture holders, pursuant to which the debentures were converted into shares of the Company’s Series A Preferred Stock having the same rights granted in the Debenture and Warrant Amendment.

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2015 Private Placement

On January 23, 2015, the Company completed the initial closing of a private placement of 265 shares of its Series B Preferred Stock at a purchase price of $10,000 per share (the “Original Issue Price”), together with Tranche A Warrants to acquire 1,766,665 shares of Common Stock at an initial exercise price of $1.00 per share and Tranche B Warrants to acquire 1,766,665 shares of Common Stock at an initial exercise price of $1.10 per share, and as of March 12, 2015, the Company had sold an additional 42.5 shares of its Series B Preferred Stock for the Original Issue Price, together with Tranche A Warrants to acquire 283,333 shares of Common Stock at an initial exercise price of $1.00 per share and Tranche B Warrants to acquire 283,333 shares of Common Stock at an initial exercise price of $1.10 per share (collectively, the “Private Placement”), with a number of new and existing institutional investors (collectively, the “Investors”). The Private Placement was made pursuant to a Securities Purchase Agreement, dated January 16, 2015, as amended (the “Purchase Agreement”), between the Company and the Investors. The Series B Preferred Stock is convertible into shares of Common Stock (the “Conversion Shares”) at an initial conversion rate equal to the Original Issue Price divided by $0.75 (the “Conversion Price”). The Conversion Price is subject to certain adjustments as set forth in the Certificate of Amendment to the Company’s Articles of Incorporation filed with the Secretary of State of the state of Nevada on January 15, 2015. The Tranche A Warrants have an 18 month term and the Tranche B Warrants have a five year term.

Each Tranche A Warrant is convertible at the option of the holder, at any time, into shares of Common Stock equal to one half of the number of Conversion Shares. Each Tranche B Warrant is convertible at the option of the holder, at any time, into shares of Common Stock equal to one half of the number of Conversion Shares. Both the Tranche A and Tranche B Warrants have a cashless exercise feature.

As a result of the 2015 Private Placement, the Company issued (i) 312.5 shares of Series B Preferred Stock, which are convertible into 4,166,663 shares of Common Stock, (ii) Tranche A Warrants to acquire a total of 2,165,831 shares of Common Stock at an exercise price of $1.00 per share, and (iii) Tranche B Warrants to acquire a total of 2,165,831 shares of Common Stock at an exercise price of $1.10 per share.

The Company also issued Tranche A Warrants to acquire 82,500 shares of Common Stock and Tranche B Warrants to acquire 82,500 shares of Common Stock (collectively, the “Northland Warrants”) to Northland Securities, Inc. (“Northland”), the placement agent, and certain affiliates of Northland, as compensation for their services. The terms of Northland Securities’ engagement require that the Company treat the shares of Common Stock issuable upon the exercise of the Northland Warrants as Registrable Securities under the Registration Rights Agreement.

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In connection with the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. The terms of the Registration Rights Agreement require the Company to file a registration statement with the Commission covering at least 135% of the Registrable Securities (as defined in the Registration Rights Agreement) not already covered by an existing and effective registration statement within 20 days of the closing date of the Private Placement (the “Filing Deadline”). On February 12, 2015, the Company entered into an Amendment to the Registration Rights Agreement (the “Amendment”) with the Investors to extend the Filing Deadline to March 16, 2015 (the “Extended Filing Deadline”). The Registration Rights Agreement, as amended, requires the Company to use its commercially reasonable efforts to cause each registration statement to be declared effective as soon as practicable and no later than 90 days following the Extended Filing Deadline (120 days following the Extended Filing Deadline if the Company receives comments from the Commission about its registration statement) (the “Effectiveness Deadline”). If the Company fails to file a registration statement by the Filing Deadline or Extended Filing Deadline, as applicable, or a registration statement fails to be declared effective by the Effectiveness Deadline, among other events (each an “Event”), the Company is required to pay to each Investor, on the business day immediately following the Filing Deadline or the Extended Filing Deadline, as applicable, and on each monthly anniversary of the Filing Deadline or the Extended Filing Deadline, as applicable, thereafter, liquidated damages equal to 1.5% of the aggregate purchase price paid by such Investor until the Event is cured or until the Registrable Securities are eligible for resale pursuant Rule 144 without manner or volume restrictions. The Registration Rights Agreement does not grant piggyback registration rights to any other stockholders, except as set forth in the Purchase Agreement, which incorporates piggyback registration rights granted to holders of shares of Series A Preferred Stock and certain warrantholders.

Rule 415

Rule 415 permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions. An at-the-market offering “by or on behalf of the registrant” may be made under Rule 415 only if the registrant is eligible to register primary offerings on Form S-3 or F-3. The Company agrees with the Staff’s analysis that the Company is currently not eligible to use Form S-3 and is therefore unable to rely on Rule 415 to conduct a primary offering. In the event that the offering registered by the Registration Statement is characterized as a primary offering by or on behalf of the Company, (i) the offering would have to be made on a fixed price basis (i.e., the Selling Stockholders would not be able to sell their securities at prevailing market prices), (ii) the Selling Stockholders would be deemed to be “underwriters,” and (iii) in accordance with the Staff’s longstanding interpretive position, the Selling Stockholders would be unable to rely on Rule 144 to effect resales of their securities.

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The Company has reviewed the Staff’s historical guidance regarding the distinction between secondary offerings and indirect primary offerings, including Securities Act Rules Compliance and Disclosure Interpretation (“CD&I”) 612.09, which articulates the factors to be considered in determining whether a purported secondary offering is really an indirect primary offering:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is unavailable for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship with the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Accordingly, the standard of review for the Staff in determining whether an offering styled a secondary offering is really an indirect primary offering is an analysis of the facts and circumstances described in CD&I 612.09. Based on a proper consideration of all of those factors in the context of the Registration Statement as set forth below, the Company respectfully submits to the Staff that the Selling Stockholders are not acting as underwriters or otherwise as a conduit for the Company and that the resale of Common Stock by the Selling Stockholders as contemplated by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

How Long the Selling Stockholders Have Held the Shares.

Those Investors that purchased shares of Series B Preferred Stock, Tranche A Warrants, and Tranche B Warrants at the initial closing on January 23, 2015, have held their securities for 83 days as of April 16, 2015. Those Investors that purchased shares of Series B Preferred Stock, Tranche A Warrants, and Tranche B Warrants at the subsequent closing on March 12, 2015, have held their securities for 35 days as of April 16, 2015. The 2013 Investors acquired shares of Series A Preferred Stock and the Inducement Warrants to purchase shares of Common Stock on December 9, 2014, 128 days ago, as of April 16, 2015.

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Although the safe harbor provided by Rule 144 under the Securities Act indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Commission has recognized that shorter holding periods do not negate investment intent. As described in CD&I Question 139.11, the Commission regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. . . . The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

This interpretation indicates that the existence of registration rights and a short time between the issuance of the convertible securities and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. The private placements of the securities to the Selling Stockholders occurred prior to the filing of the Registration Statement and the Selling Stockholders bore market risk at the time of filing the Registration Statement.

Moreover, as a practical matter, the Selling Stockholders will continue to bear the market risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security. A limited trading market exists for the Common Stock, which is quoted on the OTC Bulletin Board under the symbol “IVDA.” The three month average daily trading volume of the Common Stock as of April 16, 2015, was approximately 5,910 shares. Based on the average daily trading volume, and assuming the Selling Stockholders are the only sellers of the Common Stock in the market, it would take the Selling Stockholders more than 2,249 days (over six years) to fully liquidate only the shares of Common Stock included in Amendment No. 1. Consequently, the Selling Stockholders do not have the ability to quickly liquidate and exit their positions through open market sales without significantly reducing the market price they would receive and will continue to be exposed to market risk. In fact, sales by the Selling Stockholders at the current prevailing market price of $0.7001 per share of Common Stock would result in a loss on their investment.

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The Circumstances Under Which the Selling Stockholders Received Their Shares.

In the Securities Purchase Agreement, each Investor made customary investment and private placement representations and warranties to the Company, including that such Investor (i) is an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) is acquiring the underlying securities for its own account and not with a view to, or for distributing or reselling such securities or any part thereof in violation of the Securities Act or applicable state laws, (iii) does not have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect a distribution of any of the securities, (iv) reserves the right, subject to the provisions of the Securities Purchase Agreement and the Registration Rights Agreement, to at all times to sell or otherwise dispose of all or any part of the securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration, and (v) has such knowledge, sophistication, and experience in business and financial matters so as to be capable of evaluating the merits and risks of the proposed investment and is able to bear the economic risk of an investment, including a complete loss of such investment.

Similarly, in the Subscription Agreement, each 2013 Investor made customary investment and private placement representations and warranties to the Company, including that such 2013 Investor (i) is an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) is purchasing the securities for its own account, for investment purposes only and not for distribution or resale to others in contravention of the registration requirements of the Securities Act, (iii) will not sell or otherwise transfer the debenture or any security underlying the debenture or warrant unless registered under the Securities Act or unless an exemption from such registration is available, (iv) has such knowledge, skill and experience in business, financial and investment matters, is capable of evaluating the merits and risks of an investment in the securities, and is able to bear the risks associated with the investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their shares. The Company further notes that to do so would violate the representations made by the Selling Stockholders in the Purchase Agreement and the Subscription Agreement. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s securities) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective.

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The Selling Stockholders’ Relationship to the Issuer.

It is the Company’s understanding that the Selling Stockholders are comprised of private investment funds and individual investors, none of whom had any relationship with the Company prior to their acquisition of the convertible securities and warrants in the private placements, except for Robert Brilon, the Company’s President and Chief Financial Officer, Squirrel-Away, LLC, an entity owned by Robert Gillen, a member of the Company’s Board of Directors, and Vannogate Consulting, Ltd., an entity owned by Alex Kuo, the Company’s Chief Strategy Officer and member of the Company’s Board of Directors, and his wife. The Selling Stockholders have not entered into any stockholders’ agreement and none have any representative on the Company’s board of directors or any other special rights as a stockholder. The Company has no contractual, legal, or other relationship with the Selling Stockholders that would control the timing, nature, and amount of resales of the shares following the effectiveness of the Registration Statement or whether such shares are even resold at all.

Furthermore, each Selling Stockholder represented in connection with its purchase of the Company’s securities that it acquired the securities for its own account and not for distribution or resale. The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their shares. The registration and piggyback rights granted to the Selling Stockholders in both the Registration Rights Agreement and the Subscription Agreement, respectively, are customary registration and piggyback rights and are not indicative of any desire of the Selling Stockholders to sell or distribute shares on behalf of the Company. The Selling Stockholders negotiated for the customary registration and piggyback rights for a variety of business reasons, and the rights were not granted by the Company for the purpose of conducting an indirect primary offering.

In addition, the Company will not receive any proceeds from any resale of the shares by the Selling Stockholders.

The Amount of Shares Involved.

The Registration Statement registers for resale by the Selling Stockholders 13,296,144 shares of Common Stock issuable upon conversion or exercise of certain securities. If fully converted and issued, the 13,296,144 shares of Common Stock covered by the Registration Statement that are eligible to be sold by the Selling Stockholders would represent approximately 32.7% of the shares of Common Stock issued and outstanding.

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The terms of the Registration Rights Agreement require the Company to register 135% of the number of shares currently issuable (i) upon the conversion of the Company’s Series A Preferred Stock, (ii) upon conversion of the Company’s Series B Preferred Stock, (iii) upon the exercise of the Tranche A Warrants, (iv) upon the exercise of the Tranche B Warrants, and (v) upon the exercise of other warrants, in each case, to the extent the holders are entitled to piggyback or other registration rights. The large number of shares of Common Stock that the Company now proposes to register is not indicative of an intent to distribute by the Selling Stockholders. Rather, it is indicative of the nature of the private placements whereby a large number of convertible and other securities was sold at a negotiated price and with certain rights that were negotiated by the Investors.

The Company also notes that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. In this regard, the Company acknowledges the fairly large number of shares of Common Stock covered by the Registration Statement relative to the public float of the Common Stock, but respectfully submits that the number of shares to be registered is merely the result of a mathematical formula employed by the Registration Rights Agreement and should not be viewed as an indicator of an indirect primary offering.

Moreover, the Company has reviewed historical guidance from the Staff, including the Securities Act Rules CD&I Question 612.12, which states:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

The above interpretive guidance suggests that even a single, large stockholder can effect a valid secondary offering of shares unless other facts – beyond the mere level of ownership – indicate that the stockholder is acting as a conduit for the issuer. The shares covered by the Registration Statement for resale by the Selling Stockholders consist of 13,296,144 shares of Common Stock held by 75 separate Selling Stockholders who, in the aggregate, would potentially hold approximately 32.7% of the total number of shares of Common Stock issued and outstanding, assuming all of the shares registered pursuant to the Registration Statement and eligible to be resold by the Selling Stockholders are issued.

Whether the Selling Stockholders are in the Business of Underwriting Securities.

The Selling Stockholders are comprised of private investment funds and individual investors. To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities or otherwise engaged in any activities that may be performed only by broker-dealers. As discussed above, each of the Selling Stockholders represented to the Company that it was acquiring the underlying securities for its own account and not with a view to, or for distributing or reselling such securities.

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Whether Under all the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as underwriters or as a conduit for the Company. All of the Selling Stockholders have held their respective securities for no less than 32 days, acquired in a bona fide Section 4(a)(2)-exempt private placement transaction in which they made typical investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their securities and likely will continue to do so for a significant period of time based on the Common Stock’s limited market and low average trading volume. The Company also notes that it will not receive any proceeds from any resale of the shares by the Selling Stockholders.

Conclusion

For the reasons described above, the Company respectfully submits that the Selling Stockholders are not acting as underwriters or as a conduit for the Company and that the transaction is appropriately characterized as a secondary offering. The Company therefore respectfully requests the Staff to permit the Company to effect the registration of the resale of the shares offered by the Selling Stockholders pursuant to Amendment No. 1 and Rule 415(a)(1)(i).

2.	Staff Comment: It appears that you are registering more shares of common stock than are issuable under the terms of the overlaying convertible securities. As you know the Division has issued guidance regarding accommodations for companies that attempt to register for resale shares of common stock prior to conversion of the overlaying securities. Refer to Question 139.10 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations. Please provide us with your analysis as to whether registering more shares than can currently be issued under the terms of the convertible securities is permissible under the Securities Act and the rules promulgated thereunder.

Company Response: The Commission, in CD&I Question 139.11, has issued interpretive guidance regarding the nuances of filing a registration statement for the resale of securities underlying convertible securities before the issuer has issued such convertible securities:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

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The Company wishes to clarify the circumstances requiring it to register more than 100% of the shares of Common Stock that are issuable upon conversion and exercise of the convertible securities and warrants. Although CD&I Question 139.11 suggests that a registration statement covering underlying securities may be filed before completing a private placement of the convertible or other securities, the excess share amount is not intended to be registered pursuant to such guidance. The Company has already completed the private offerings, and the Selling Stockholders were irrevocably bound to purchase, and have purchased, a set number of convertible and other securities for a set purchase price. The convertible securities and warrants were issued to the Selling Stockholder prior to the filing of the Registration Statement.

The Company does not presently intend to register shares of Common Stock in excess of the number of shares underlying the convertible securities and warrants in advance of a new private placement of convertible securities. Rather, the excess shares being registered is a function of the rights negotiated at arm’s length between the Company and the Investors.

As part of the Private Placement, the Investors negotiated for customary registration rights typically included in private placement transactions. The Investors, led by Wolverine Flagship Fund Trading Limited, negotiated for registration rights that cover 135% of the Registrable Securities, which are defined in the Registration Rights Agreement to include (i) the Conversion Shares, (ii) the shares of Common Stock issuable upon exercise of the Tranche A and Tranche B Warrants, (iii) shares potentially issuable as dividends on the Series B Preferred Stock, (iv) shares of Common Stock held by or issuable to holders having piggyback registration rights, and (v) any securities issued or issuable upon any stock split, dividend, or other distribution, recapitalization, or similar event with respect to the foregoing, subject to certain exceptions.

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Based on the Company’s financial position, the prevailing market price of the Common Stock, and the additional terms of the Private Placement, the Company concluded that a supplemental pool of registered securities equal to 35% of the total number of Registrable Securities was appropriate. In this regard, the Company acknowledges the fairly large number of shares of Common Stock covered by the Registration Statement relative to the public float of the Common Stock, but respectfully submits that the number of shares to be registered is merely the result of a mathematical formula employed by the Registration Rights Agreement, which reflects rights negotiated by the Investors.

Investors often negotiate for additional shares to be registered in connection with a registration of shares to be issued upon conversion or exercise of convertible or other securities as a safeguard against declining market prices after the closing of a private placement. As of January 2, 2015, while in the process of negotiating the terms of the Private Placement, the Common Stock was trading at $1.15 per share. The market price of the Common Stock has since steadily declined. At the time of the initial closing on January 23, 2015, the prevailing market price of the Common Stock had fallen to $1.01 per share, a decrease of approximately 12%. As of March 12, 2015, the date of the subsequent closing, the market price of the Common Stock was $0.76 per share, a decrease of approximately 34%, compared to the market price as of January 2, 2015. As of April 13, 2015, the market price of the Common Stock was $0.70 per share, a decrease of approximately 39%, compared to the market price as of January 2, 2015. The Company also notes that the Commission has declared effective other registration statements purporting to register for resale a number of shares of common stock in excess of the number of shares that may be resold by the selling stockholders. See, e.g., Hydrophi Technologies Group, Inc., Response to SEC Comment Letter (July 14, 2014 ) (responding to the Commission’s comments regarding registration statement registering 150% of the number of shares issuable upon conversion of notes; registration statement declared effective July 25, 2014); 22nd Century Group, Inc., Response to SEC Comment Letter (March 8, 2013) (registering 200% of the of the number of shares issuable upon conversion of securities; registration statement declared effective March 29, 2013).

To address the Staff’s comment, the Company has made additional disclosures in Amendment No. 1 to indicate the reason for the additional number of shares. The disclosures are reproduced below:

(A) In a footnote on page 3 of the prospectus contained in Amendment No. 1, in the section entitled “The Offering”:

“(1) The number of shares offered by the selling stockholders was calculated based on (i) the number of shares of common stock into which the Series A Preferred Stock is convertible, (ii) the number of shares of common stock into which the Series B Preferred Stock is convertible, (iii) the number of shares of common stock which may be acquired upon the exercise of the Tranche A Warrants, (iv) the number of shares of common stock which may be acquired upon the exercise of the Tranche B Warrants, and (v) the number of shares of common stock issuable upon the exercise of other warrants (collectively, the “Registrable Securities”). The number of shares registered pursuant to this registration statement is equal to 135% of the total number of Registrable Securities in accordance with our obligations under a registration rights agreement. This provision was the result of negotiations between us and certain selling stockholders during which the selling stockholders asked that additional shares of common stock be registered at the rate of 35% of the total number of Registrable Securities due to the decline in the market price of our common stock between the time of initial negotiations and the time of the closings of our most recent private placement.”

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

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(B) In a footnote on page 49 of the prospectus contained in Amendment No. 1, in the section entitled “Selling Stockholders”:

“(2) This registration statement registers 13,296,144 shares of our common stock for resale by the selling stockholders equal to the aggregate of (i) the number of shares of common stock into which the Series B Preferred Stock is convertible, (ii) the number of shares of common stock into which the Series A Preferred Stock is convertible, (iii) the number of shares of common stock which may be acquired upon the exercise of the Tranche A Warrants, (iv) the number of shares of common stock which may be acquired upon the exercise of the Tranche B Warrants, and (v) the number of shares of common stock issuable upon the exercise of other warrants (the Registrable Securities). We are including in this registration statement 135% of the total number of Registrable Securities in accordance with our obligations under the Registration Rights Agreement. This provision was the result of negotiations between us and certain selling stockholders during which the selling stockholders asked that additional shares of common stock be registered at the rate of 35% of the total number of Registrable Securities due to the decline in the market price of our common stock between the time of initial negotiations and the time of the closings of our most recent private placement.”

3.	Staff Comment: You have not identified the selling stockholders in this offering or provided the corresponding information regarding their existing ownership and amounts proposed to be sold in this offering. Please revise to ensure the table is complete in this regard.

Company Response: The Company has revised the information under the heading “Selling Stockholders” beginning on page 47 of Amendment No. 1 to provide the information required by Item 507 of Regulation S-K.

4.	Staff Comment: You state that you are registering the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of warrants. Revise to ensure that you also disclose that you are registering shares of common stock issuable upon conversion of the Series A Preferred Stock.

Company Response: The Company has revised its disclosures on pages 3, 49, and 55 of Amendment No. 1 in accordance with the Staff’s comment.

*****

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

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Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8343 or Brian Blaney at our office at (602) 445-8322.

Sincerely,

/s/ Quinn P. Williams

Quinn P. Williams

For the Firm

cc:	David Ly

Robert J. Brilon

Greenberg Traurig, LLP  ■  Attorneys at Law  ■  WWW.GTLAW.COM

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